UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 3, 2025

MoneyLion Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39346	85-0849243
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

249-245 West 17th Street, Floor 4

New York, NY 10011

(Address of principal executive offices, including zip code)

 Registrant’s Telephone Number, Including Area Code: (212) 300-9865

 Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ML	The New York Stock Exchange
Redeemable warrants: each whole warrant exercisable for 1/30th of one share of Class A common stock	ML WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On March 5, 2025, MoneyLion Inc., a Delaware corporation (the “Company” or “MoneyLion”), filed its definitive proxy statement on Schedule 14A (as such may be supplemented from time to time, the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of MoneyLion’s stockholders (the “Special Meeting”) to be held in connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 10, 2024, by and among the Company, Gen Digital, Inc., a Delaware corporation (“Gen Digital”), and Maverick Group Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Gen Digital (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Gen Digital.

The Special Meeting is scheduled for April 10, 2025, beginning at 10:00 a.m. Eastern Time. MoneyLion’s stockholders of record as of the close of business on February 11, 2025 will be eligible to vote at the Special Meeting. The information contained in this Current Report on Form 8-K (this “Form 8-K”) should be read in conjunction with the Proxy Statement, which should be read in its entirety.

Litigation Relating to the Merger

As of the date of this Form 8-K, two lawsuits relating to the Merger (collectively, the “Lawsuits”) have been filed: (i) Matthew Jones v. MoneyLion Inc., et al. Index No. 651517/2025, which was filed on March 19, 2025 and (ii) Robert Williams v. MoneyLion Inc., et al. Index No. 651542/2025, which was filed on March 20, 2025, and both of which were filed in the Supreme Court of the State of New York, County of New York. The Lawsuits were each filed by a purported stockholder of the Company as an individual action and allege that the Proxy Statement was materially incomplete due to certain misrepresentations and omissions in violation of New York common law. The Lawsuits name as defendants the Company and its directors and seek, among other relief, an order enjoining the consummation of the Merger. There can be no assurance regarding the ultimate outcome of the Lawsuits.

As of the date of this Form 8-K, attorneys representing multiple purported stockholders of the Company have also delivered demand letters to the Company (collectively, the “Demand Letters”) alleging that the disclosures contained in the Proxy Statement are deficient and requesting that the Company supplement such disclosures prior to the Special Meeting. Additionally, attorneys representing one purported stockholder of the Company have delivered a demand letter to the Company requesting access to certain books and records of the Company. The Demand Letters threaten the Company with lawsuits in the event that the purported deficiencies in the Proxy Statement are not addressed.

It is possible that additional, similar complaints may be filed, that the Lawsuits described above may be amended, or that additional demand letters will be received by the Company. If this occurs, the Company does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint unless required by law.

The Company believes that the claims asserted in the Lawsuits and the Demand Letters are without merit. However, in order to moot the unmeritorious disclosure claims and alleviate the costs, risks and uncertainties inherent in potential litigation, the Company has determined to voluntarily supplement the Proxy Statement as described in this Form 8-K. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations set forth in the Lawsuits and the Demand Letters that any additional disclosure in the Proxy Statement was or is required.

Supplemental Disclosures

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

(a)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Background of the Merger” the disclosure in the first full paragraph on page 46 is amended by replacing such paragraph with the following (new text is underlined and bold):

On October 25, 2023, MoneyLion’s board of directors held a meeting at which representatives of Davis Polk and KBW were present. At the meeting, MoneyLion’s board of directors reviewed the discussions with Sponsor A, including the request for exclusivity, and discussed a potential amendment of the NDA to add a standstill. After discussion, MoneyLion’s board of directors authorized MoneyLion to agree to 28-day exclusivity, but without expense reimbursement and conditioned on entry into an amendment to the NDA to include a standstill.  The exclusivity agreement and NDA amendment were signed on October 30, 2023. The standstill expired on October 30, 2024. Over the following weeks, MoneyLion and Sponsor A engaged in due diligence discussions regarding the potential transaction. On November 14, 2023, Sponsor A indicated that they were not prepared to increase their offer price above $30 per MoneyLion share. Given Sponsor A’s unwillingness to increase their offer price, MoneyLion’s board of directors directed MoneyLion management to terminate discussions with Sponsor A.

(b)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Background of the Merger” the disclosure in the third full paragraph on page 47 is amended by replacing such paragraph with the following (new text is underlined and bold):

On October 20, 2024, the MoneyLion board of directors met to discuss the non-binding offer from Gen Digital. At the meeting, the MoneyLion board of directors formed a transaction committee (referred to in this proxy statement/prospectus as the transaction committee), comprised of John Chrystal, Matt Derella, Lisa Gersh and Chris Sugden in order to oversee the transaction process. The transaction committee was not formed in response to any actual or potential conflicts of interest. The powers of the transaction committee included, among other things, the power to investigate, review, evaluate, negotiate and propose to the board for its approval the terms and conditions of the proposed transaction and the power to recommend to the MoneyLion board of directors whether the proposed transaction, on the terms and conditions negotiated by MoneyLion, was advisable and fair to and in the best interests of the MoneyLion. The MoneyLion board of directors authorized MoneyLion to enter into a confidentiality agreement with Gen Digital, but did not authorize entering into exclusivity.

(c)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement —Background of the Merger” the disclosure in the eighth full paragraph on page 51 is amended by replacing such paragraph with the following (new text is underlined and bold):

Subsequently on December 8, 2024, K&E, on behalf of Gen Digital, also sent Davis Polk a revised draft of the CVR agreement, which provided that the milestone would be achieved if the average reported closing sale price of Gen Digital common stock for any period of 30 consecutive trading days, beginning on the earlier of 30 trading days before the closing date of the merger and April 15, 2025, was $37.50 or greater or if Gen Digital underwent a change of control, in each case, prior to the two-year anniversary of the closing date of the merger, at which time the CVRs would expire. Also on December 8, 2024, on the basis of the latest proposal made by Gen Digital, MoneyLion’s board of directors authorized MoneyLion management to engage in discussions with Gen Digital regarding their individual employment arrangements with Gen Digital following completion of the merger. From December 8th to December 9th, certain MoneyLion executives and their counsel negotiated the terms of employment arrangements with Gen Digital. See “INTERESTS OF MONEYLION’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER.” Prior to such time, there had been no discussions between MoneyLion’s management and Gen Digital regarding individual employment arrangements.

(d)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement —Background of the Merger” the disclosure in the third full paragraph on page 52 is amended by replacing such paragraph with the following (new text is underlined and bold):

On December 9, 2024, MoneyLion’s board of directors convened a meeting by videoconference, with members of MoneyLion’s management and representatives of KBW and Davis Polk in attendance, to discuss the proposed transaction with Gen Digital. Representatives of Davis Polk reviewed with

MoneyLion’s board of directors their fiduciary duties and summarized the terms of the draft merger agreement, draft CVR agreement and draft voting agreements. The negotiated terms of employment arrangements between certain MoneyLion executives and Gen Digital were disclosed to the board and considered. KBW then reviewed with MoneyLion’s board of directors the financial aspects of the proposed merger and delivered to MoneyLion’s board of directors KBW’s opinion (which was rendered verbally at the meeting and confirmed in a written opinion, dated December 9, 2024) to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration to be received by holders of MoneyLion common stock in the merger was fair, from a financial point of view, to such holders. MoneyLion’s board of directors then reviewed and discussed the final terms of the proposed transaction, including the inclusion of a CVR as part of the merger consideration. Following such discussion, MoneyLion’s board of directors unanimously approved the transaction with Gen Digital, for the reasons described in the section titled “-MoneyLion’s Reasons for the Merger; Recommendation of MoneyLion’s board of directors that MoneyLion Stockholders Adopt the Merger Agreement” and resolved to recommend the merger to MoneyLion’s stockholders.

(e)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Background of the Merger” the disclosure in the sixth full paragraph on page 52 is amended by replacing such paragraph with the following (new text is underlined and bold):

On December 11, 2024, KBW, on behalf of MoneyLion and in accordance with MoneyLion’s directives, began to contact companies approved by MoneyLion management that might be interested in acquiring MoneyLion, to solicit their interest in a potential transaction with MoneyLion. Over the course of the next several weeks, KBW contacted 36 parties. Four of the contacted parties entered into confidentiality agreements with MoneyLion, and two of the contacted parties held meetings with MoneyLion’s management. The confidentiality agreements did not contain standstill provisions.

(f)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—MoneyLion’s Selected Companies Analysis” the disclosure in the fourth full paragraph on page 61 is amended by replacing such paragraph with the following (new text is underlined and bold):

The selected consumer lender companies were as follows (shown in descending order of enterprise value ranging from $4,392 million to $311 million):

Enova International, Inc.

Sezzle Inc.

Dave Inc.

Pagaya Technologies Ltd.

OppFi Inc.

Oportun Financial Corporation

(g)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—MoneyLion’s Selected Companies Analysis” the disclosure in the fifth full paragraph on page 61 is amended by replacing such paragraph with the following (new text is underlined and bold):

The selected financial technology platform companies were as follows (shown in descending order of enterprise value ranging from $1,105 million to $588 million):

NerdWallet, Inc.

LendingTree, Inc.

EverQuote, Inc.

(h)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement— Opinion of MoneyLion’s Financial Advisor—MoneyLion’s Selected Companies Analysis” a new paragraph is added following the table on page 61 (new text is underlined and bold):

The low and high Enterprise Value / LTM Adjusted EBITDA multiples were 2.1x and 20.8x, respectively, in the case of the selected consumer lender companies and 10.4x and 15.3x, respectively, in the case of the selected financial technology platform companies. The low and high Enterprise Value / CY 2025E Adjusted EBITDA multiples were 1.9x and 17.2x, respectively, in the case of the selected consumer lender companies (the publicly available consensus “street estimates” of Oportun Financial Corporation did not include estimated adjusted EBITDA for 2025) and 7.8x and 9.0x, respectively, in the case of the selected financial technology platform companies. The low and high Enterprise Value / CY 2025E Revenue multiples were 0.3x and 6.4x, respectively, in the case of the selected consumer lender companies and 0.9x and 1.5x, respectively, in the case of the selected financial technology platform companies. The low and high Price / CY 2025E EPS multiples were 5x and 27x, respectively, in the case of the selected consumer lender companies and 23x and 37x, respectively, in the case of the selected financial technology platform companies.

(i)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Selected Market Performance Data for Gen Digital and Selected Companies” the disclosure in the sixth full paragraph on page 62 is amended by replacing such paragraph with the following (new text is underlined and bold):

The selected consumer subscription companies were as follows (shown in descending order of enterprise value ranging from $411,990 million to $12,410 million):

Netflix, Inc.

Spotify Technology S.A.

Snap Inc.

Sirius XM Holdings Inc.

Match Group, Inc.

(j)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Selected Market Performance Data for Gen Digital and Selected Companies” the disclosure in the seventh full paragraph on page 62 is amended by replacing such paragraph with the following (new text is underlined and bold):

The selected credit bureau companies were as follows (shown in descending order of enterprise value ranging from $48,678 million to $24,068 million):

Experian plc

Equifax Inc.

TransUnion

(k)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Selected Market Performance Data for Gen Digital and

Selected Companies” the disclosure in the eighth full paragraph on page 62 is amended by replacing such paragraph with the following (new text is underlined and bold):

The selected mature software companies were as follows (shown in descending order of enterprise value ranging from $3,847,950 million to $2,261,231 million):

Apple Inc.

Microsoft Corporation

Alphabet Inc.

(l)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Selected Market Performance Data for Gen Digital and Selected Companies” a new paragraph is added following the table on page 63 (new text is underlined and bold):

The low and high Enterprise Value / CY 2025E Revenue multiples were 2.5x and 9.4x, respectively, in the case of the selected consumer subscription companies, 5.3x and 6.0x, respectively, in the case of the selected credit bureau companies and 5.8x and 11.4x, respectively, in the case of the selected mature software companies. The low and high Enterprise Value / CY 2025E Adjusted EBITDA multiples were 8.1x and 9.3x, respectively, in the case of the selected consumer subscription companies (excluding the multiples for Netflix, Inc., Spotify Technology S.A. and Snap Inc. which were considered to be not meaningful), 14.4x and 17.4x, respectively, in the case of the selected credit bureau companies and 13.1x and 24.8x, respectively, in the case of the selected mature software companies. The low and high Price / CY 2025E EPS multiples 9x and 50x, respectively, in the case of the selected consumer subscription companies (excluding the multiple for Snap Inc. which was considered to be not meaningful), 22x and 29x, respectively, in the case of the selected credit bureau companies and 20x and 32x, respectively, in the case of the selected mature software companies.

(m)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Other Information” the disclosure in the third full paragraph on page 63 and the sequentially following bullet points are amended by replacing such paragraph with the following (new text is underlined and bold):

•    the price per common share paid for the acquired company as a premium/(discount) to the closing price of the acquired company one day prior to transaction announcement observed in 53 mergers and acquisitions transactions announced since December 9, 2019 involving acquired companies that were headquartered in the U.S. and traded on a major exchange, with approximate implied transaction values of greater than $500 million and in which cash consideration was 75% or more of the aggregate consideration. For informational purposes, an illustrative per share reference range of $83.56 to $102.73 was calculated by applying a range of premiums of 8.5% to 33.4% based on the 25th percentile and 75th percentile premiums of the 53 observed transactions to the closing stock price of MoneyLion on December 9, 2024;

•    implied transaction value to LTM EBITDA multiples in two selected mergers and acquisitions transactions in which the acquired company was a consumer lender (Community Choice Financial Inc./Direct Lending Business of CURO Group Holdings Corp. transaction announced on May 19, 2022 and IQVentures Holdings, LLC/The Aaron's Company, Inc. transaction announced on June 17, 2024) and seven selected mergers and acquisitions transactions in which the acquired company was a business-to-consumer marketplace (Expedia, Inc./Orbitz Worldwide, Inc. transaction announced on February 12, 2015, Randstad Holding NV/Monster Worldwide, Inc. transaction announced on August 9, 2016, Ziff Davis, LLC/Everyday Health, Inc. transaction announced on October 21, 2016, Harland Clarke Holdings Corp./RetailMeNot, Inc. transaction announced on April 10, 2017, Red Ventures LLC/Bankrate, Inc. transaction announced on July 3, 2017, InterActiveCorp./Care.com, Inc. transaction announced on December 20, 2019 and Plusgrade LP/Points.com Inc.  transaction announced on May 9, 2022). For informational purposes, an illustrative per share reference range of $29.15 to $106.26 was calculated by applying a range of implied transaction value to LTM EBITDA multiples of 3.7x to 15.0x based on the median multiples of the two transaction groups to MoneyLion's adjusted EBITDA for the 12-month period ended on September 30, 2024;

•    historical closing prices of MoneyLion common stock during the 52-week period ended on December 9, 2024 ranging from $37.03 to $100.14; and

•    publicly available Wall Street research analysts’ price targets for MoneyLion common stock ranging from $80.00 to $133.00 and Gen Digital common stock ranging from $27.00 to $37.00 (excluding independent research firms and other non-broker estimates).

(n)	In the section of the Proxy Statement titled “MoneyLion Proposal I: Adoption of the Merger Agreement—Opinion of MoneyLion’s Financial Advisor—Other Information” the disclosure in the fifth full paragraph on page 63 and is amended by replacing such paragraph with the following (new text is underlined and bold):

Pursuant to the KBW engagement agreement, MoneyLion agreed to pay KBW a total cash fee equal to 1.0% of the aggregate merger consideration (inclusive of the aggregate cash consideration and the aggregate fair market value of the CVRs) in the case of the proposed merger with Gen Digital (or 1.5% of the aggregate merger consideration in the case of an acquiror other than Gen Digital), $500,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. MoneyLion also agreed to reimburse KBW for certain reasonable and documented out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to the present engagement, during the two years preceding the date of its opinion, KBW provided investment banking and financial advisory services to MoneyLion and received compensation for such services. KBW acted as a financial advisor to MoneyLion in connection with a loan facility obtained by MoneyLion which closed in November 2024. In connection with the loan facility obtained by MoneyLion, KBW received an aggregate fee of $1,050,000. During the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Gen Digital. KBW may in the future provide investment banking and financial advisory services to MoneyLion or Gen Digital and receive compensation for such services.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of MoneyLion and Gen Digital, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of MoneyLion, Gen Digital or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the approval by MoneyLion’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the possibility that the milestone may not be met and that payment may not be made with respect to the contingent value rights;

•	the possibility that the contingent value rights may not meet the applicable listing requirements or be accepted for listing on the Nasdaq Stock Market LLC;

•	the outcome of any legal proceedings that may be instituted against MoneyLion or Gen Digital or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which MoneyLion or Gen Digital operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of MoneyLion’s or Gen Digital’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in MoneyLion’s or Gen Digital’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Gen Digital’s common stock that may be issued pursuant to certain contingent value rights issued in connection with the proposed transaction;

•	other factors that may affect future results of MoneyLion, Gen Digital or the combined company.

These factors are not necessarily all of the factors that could cause MoneyLion’s, Gen Digital’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm MoneyLion’s, Gen Digital’s or the combined company’s results.

Although each of MoneyLion and Gen Digital believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of MoneyLion or Gen Digital will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in MoneyLion’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by MoneyLion with the Securities Exchange Commission (the “SEC”) and Gen Digital’s most recent annual report on Form 10-K for the fiscal year ended March 29, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Gen Digital with the SEC.  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on MoneyLion, Gen Digital or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and MoneyLion and Gen Digital undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, on March 3, 2025, Gen Digital filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the contingent value rights to be issued by Gen Digital in connection with the proposed transaction and that includes a proxy statement of MoneyLion and a prospectus of Gen Digital (the “Proxy Statement/Prospectus”). On March 5, 2025, MoneyLion filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) related to a special meeting of its stockholders. Each of MoneyLion and Gen Digital may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus has been sent to the stockholders of MoneyLion to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF MONEYLION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH OR WILL BE FILED WITH THE SEC, IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONEYLION, GEN DIGITAL AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about MoneyLion and Gen Digital, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You are also able to obtain these documents, free of charge, from MoneyLion by accessing MoneyLion’s website at https://investors.moneylion.com or from Gen Digital by accessing Gen Digital’s website at https://investor.gendigital.com/overview/default.aspx.  Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Sean Horgan, Head of Investor Relations, at shorgan@moneylion.com, or by calling (332) 258-7621, or to Gen Digital by directing a request to Gen Digital’s Investor Relations department at 60 East Rip Salado Parkway, Suite 1000, Tempe, AZ 85281 or by calling (650) 527-8000 or emailing IR@gendigital.com.  The information on MoneyLion’s or Gen Digital’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

MoneyLion, Gen Digital and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MoneyLion in connection with the proposed transaction.  Information about the interests of the directors and executive officers of MoneyLion and Gen Digital and other persons who may be deemed to be participants in the solicitation of stockholders of MoneyLion in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus related to the proposed transaction, which was filed with the SEC.  Information about the directors and executive officers of MoneyLion and their ownership of MoneyLion common stock and MoneyLion’s transactions with related persons is also set forth in the sections entitled “Executive Officers,” “Corporate Governance,” “Certain Relationships and Related Party Transactions,” “Executive and Director Compensation” and “Beneficial Ownership of Securities” included in the definitive proxy statement for MoneyLion’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 29, 2024.  Information about the directors and executive officers of MoneyLion, their ownership of MoneyLion common stock, and MoneyLion’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence”

included in MoneyLion’s annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 25, 2025. Information about the directors and executive officers of Gen Digital, their ownership of Gen Digital common stock, and Gen Digital’s transactions with related persons is set forth in the sections entitled “Corporate Governance,” “The Board and Its Committees,” “Director Nominations and Communication with Directors,” “Our Executive Officers,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation and Related Information,” and “Certain Relationships and Related Transactions” included in Gen Digital’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on July 29, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONEYLION INC.

DATED: April 3, 2025	By:	/s/ Richard Correia
	Name:	Richard Correia
	Title:	President, Chief Financial Officer and Treasurer